Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS ACTIVELY WORKING TO IMPROVE
ITS FINANCIAL STABILITY

Enters into a definitive agreement with Inspire Investment Ltd.

Negotiating with its lending banks, two of three banks verbally approved proposal

Appeals NASDAQ delisting and is awaiting panel’s ruling

Dan Purjes enters a voting agreement with the Company

Expects write-off

        LOD, Israel, February 2nd, 2005 – NUR Macroprinters Ltd. (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it is actively working to improve its financial stability and to address its current and future compliance with the Nasdaq SmallCap Market continued listing requirements.

Inspire Investment Ltd.

Following NUR’s announcement of December 21, 2004 regarding an agreement in principle with Inspire Investments Ltd. (TASE: INSP) to invest $10 million in NUR (the “Inspire Investment”), NUR is announcing that it has executed a definitive agreement with Inspire. The definitive agreement is subject to a number of conditions, including: completion of due diligence by Inspire; NUR’s ability to enter into agreements with its lender banks regarding the restructuring of NUR’s bank debt and the approval of the Inspire Investment by NUR’s lender banks and by NUR’s shareholders.

The definitive agreement contemplates the issuance to Inspire of approximately 15.3 million ordinary shares at $0.65 per share and warrants to purchase 7.2 million ordinary shares at $0.75 per share. The definitive agreement will be adjusted to reflect the nature and terms of the restructuring of NUR’s bank debt as detailed below. There can be no assurance that the Inspire Investment will be completed, that NUR will be successful in reaching an agreement with its lender banks regarding the restructuring of its bank debtor that its lender banks or shareholders will approve the Inspire Investment.

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Negotiations with Lender Banks

NUR has been engaged in active discussions with each of its lender banks regarding the restructuring of its outstanding bank debt. Two of its three lender banks, to whom NUR owes approximately 90% of its current bank debt ($38.8 million of a total of $43.2 million), have given preliminary verbal approval of the debt restructuring proposal submitted by NUR’s management. NUR is continuing discussions with the third bank regarding the restructuring of the balance of its outstanding bank debt. The actual terms of any restructuring of NUR’s outstanding bank debt remains subject to final approval by each of NUR’s lender banks, the closing of the Inspire Investment and the approval of NUR’s shareholders.

        According to the debt restructuring proposal submitted by NUR’s management, NUR’s three lender banks would convert an aggregate of $15 million of NUR’s outstanding debt into 5.0 million ordinary shares and would be granted warrants to purchase an aggregate of 13.3 million ordinary shares, with no exercise price. These warrants to be granted to NUR’s lender banks would have a five year term. If the above mentioned debt restructuring agreement is completed and approved, Inspire would be granted warrants to purchase an additional 8.2 million ordinary shares (bringing Inspire’s total to 15.4 million warrants) at $0.75 per share. In addition, Inspire would be entitled to purchase the warrants to be issued to NUR’s lender banks at $0.75 per warrant. If Inspire chooses not to exercise its right to purchase the warrants issued to NUR’s lender Banks, NUR would be entitled but not obligated to purchase the warrants from its lender banks at $0.75 per warrant. There can be no assurance that NUR will be successful in reaching an agreement with its lender banks regarding the restructuring of its bank debt.

Appeal of Nasdaq SmallCap Delisting

On January 27th 2005, representatives of NUR’s management appeared before an independent hearing panel to appeal the Nasdaq Staff’s previously announced decision to delist NUR’s securities from the Nasdaq SmallCap Market as a result of NUR’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B). In the event NUR’s appeal is not successful, NUR’s ordinary shares will cease to be quoted on the Nasdaq SmallCap Market and NUR will seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board.

Voting Agreement with Dan Purjes

NUR also announced that it has entered into a voting agreement, coupled with an irrevocable proxy with Dan Purjes, a former director and former chairman of NUR’s the Board of Directors and owner of approximately 30% of NUR’s ordinary shares. Further to conversations between representatives of NUR and Nasdaq, NUR and Mr. Purjes have also agreed to place the shares subject to the voting agreement into a voting trust. As a result, voting control of all shares owned by Mr. Purjes and his family and affiliates (collectively, the “Purjes Group”) will be controlled by an independent trustee who will vote the Purjes Group’s securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote. In consideration of Mr. Purjes entering into the voting trust agreement, NUR will grant to Mr. Purjes five-year warrants to purchase 3.0 million ordinary shares at $0.75 per share. While the voting agreement is effective immediately, the grant of warrants to Mr. Purjes is subject to shareholder approval. In the case that the shareholders do not approve the grant, the voting trust agreement will automatically terminate and NUR’s ordinary shares will cease to be quoted on the Nasdaq SmallCap Market.

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Write – Off Expected
NUR also announced that it is considering the discontinuation of its Salsa product line due to diminished customer demand, in order to optimize its current and future product lines. The discontinuation of this product line is expected to result in a write-off of excess inventories and good-will associated with this product line. In addition, the Company is also evaluating some of its estimates regarding account receivables with respect to which the Company has pursued legal and other means of collection. While the actual amount of the write-off associated with inventory, accounts receivables and other assets has not yet been finally determined, NUR expects that the amount of the special charge related to the foregoing will be between $13- $18 million.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure of our appeal of the Staff’s determination to delist our ordinary shares from the Nasdaq SmallCap Market, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board in the event our ordinary shares are delisted from the Nasdaq SmallCap Market, , our inability to successfully reach agreements with each of our lender banks regarding the restructuring of our bank debt, the failure of our previously announced proposed transaction with Inspire Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com